UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 333-270267

CH AUTO INC.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6F, Building C

Shunyi District, Beijing 1011200 China
(Address of principal executive office)

Registrant’s phone number, including area code

+86 010-8140-6666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Prospectus, dated September 28, 2023, CH Auto, Inc. (the “Company”) entered into an Agreement and Plan of Merger, dated April 30, 2022, as amended and restated on December 23, 2022 and amended March 1, 2023 (the “Merger Agreement”), by and among the Company, Mountain Crest Acquisition Corp. IV, a Delaware corporation (the “MCAF”), CH-Auto Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and CH-Auto Technology Corporation Ltd. (the “CHATC”), a company organized under the laws of the People’s Republic of China (the “PRC”), pursuant to which, among other things, the Company, the SPAC, Merger Sub and CHATC intend to (i) have the Company acquire a controlling interest in CHATC (the “Reorganization”) and (ii) effect a merger of Merger Sub with and into the MCAF whereby the MCAF will be the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”) in accordance with the Merger Agreement and the General Company Law of the State of Delaware (the “DGCL”) (such transactions, collectively, with the other transactions described in the Merger Agreement, the “Business Combination”);

On March 28, 2024, the Company, the MCAF, Merger Sub and CHATC closed the Business Combination. As a result of the closing of the Reorganization, the Company acquired an aggregate amount of 71.2184% of the voting rights of CHATC in exchange for the issuance of 89,096,171 ordinary shares, consisting of 58,674,954 Class A ordinary shares and 30,421,217 Class B ordinary shares. Pursuant to the Merger, Merger Sub merged with and into MCAF, with MCAF being the surviving corporation, in accordance with the Merger Agreement and the Delaware General Corporation Law (the “Business Combination”). Qun Lu, the founder and CEO of CHAFC, will continue to lead the Company as its Chairman, CEO and CFO following the closing of the Business Combination.

Pursuant to the Merger, (i) each MCAF Unit, comprised of one share of common stock, par value $0.0001 per share (“Common Stock”) and one right to receive one-tenth (1/10) of a share of Common Stock upon the consummation of an initial business combination (the “Rights”), was converted into one share of Common Stock and one Right; (ii) each issued and outstanding share of Common Stock was exchanged for one Class A ordinary share of CH Auto (“CH Auto Ordinary Shares”); and (iii) all the Rights were converted into CH Auto Ordinary Shares on a 10 to 1 basis (i.e. for every 10 Rights one CH Auto Ordinary Share is issued). Following the closing of the Merger, which occurred on March 28, 2024, MCAF is a wholly owned subsidiary of CH Auto.

As a result of the Merger, MCAF’s Common Stock will no longer trade on The Nasdaq Stock Market after March 28, 2024.

Following the Business Combination, the securities of CH Auto, including its Class A ordinary shares will not be listed for trading on any securities exchange. As a PRC company, CH Auto cannot list its securities on an exchange in the United States unless it completes the filing procedure with the Chinese Securities Regulatory Commission (“CSRC”), a PRC government agency. CH Auto has filed an application with the CSRC to complete the filing procedure to list its Class A ordinary shares on an exchange in the United States, and is awaiting a definitive response from CSRC. In the event CH Auto completes the CSRC filing procedure, CH Auto plans to list its securities on The Nasdaq Stock Market. There can be no assurance that CH Auto will receive the necessary approval from CSRC or that its securities will trade on The Nasdaq Stock Market.

While the Merger Agreement provided that the closing of the Business Combination was conditioned upon, among other things, (i) CH Auto’s Class A ordinary shares shall have been approved for listing on The Nasdaq Stock Market and (ii) all consents, approvals and actions of, filings with and notices to any Governmental Authority, including the CSRC, required to consummate the Business Combination shall have been made or obtained. However, as previously disclosed in the Prospectus, dated September 28, 2023, CHATC, MCAF, CH Auto and Merger Sub had the option to waive such conditions, and ultimately CHATC, MCAF, CH Auto and Merger Sub did waive those conditions to consummate the Business Combination.

On March 30, 2024, the Company issued a press release announcing the closing of the Business Combination (the “Release”). A copy of the Release is attached hereto as Exhibit 99.1.

This report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2024

CH AUTO INC.

By:	/s/ Qun Lu
Name:	Qun Lu
Title:	Chief Executive Officer

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